
10013223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
JUN 25 2010
193
SECTION

Washington, D.C. 20549

FORM 11-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission file number: 1-33335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWC SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023

Financial Statements and Supplemental Schedules

TWC Savings Plan
Years Ended December 31, 2009 and 2008
with Report of Independent Registered Public Accounting Firm

TWC Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2009 and 2008

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

Administrative Committee
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TWC Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible, and assets (held at end of year) as of December 31, 2009 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 24, 2010

TWC Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2009	2008
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	$ 312,119	$ 207,602
Time Warner common stock	101,237	119,960
Time Warner Cable common stock	34,325	—
AOL common stock	6,959	—
Other common stocks	196,451	137,731
Preferred stocks	130	11
Synthetic investment contracts	198,342	187,191
Mutual funds	171,619	115,883
U.S. government and agency securities	45,010	44,798
Bonds, notes and debentures	44,748	39,370
Cash, cash equivalents and other investments	68,800	36,892
Loans to participants	56,933	50,423
Total investments, at fair value	1,236,673	939,861
Contributions receivable:		
Employing Company	1,113	1,164
Participants	1,859	1,979
Total contributions receivable	2,972	3,143
Other assets	8,496	5,671
Total assets	1,248,141	948,675
Total liabilities	(20,238)	(24,686)
Net assets available for benefits, at fair value	1,227,903	923,989
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,453)	2,641
Net assets available for benefits	$ 1,225,450	$ 926,630

See accompanying notes.

TWC Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2009	2008
	(In Thousands)	
Net assets available for benefits, at beginning of year	$ 926,630	$ 1,192,309
Changes in net assets available for benefits:		
Net investment loss from Time Warner Defined Contribution Plans Master Trust	—	(354,355)
Investment income, net of fees	12,017	3,874
Net realized and unrealized appreciation (depreciation) in the fair value of investments	199,858	(21,038)
Employing Company contributions	60,582	63,304
Participant contributions, including rollover contributions	109,381	118,138
Participant loan interest income	3,483	3,824
Participant withdrawals	(86,343)	(94,589)
Administrative expenses	(1,420)	(1,448)
Other income	1,262	16,611
Net change in net assets available for benefits	298,820	(265,679)
Net assets available for benefits, at end of year	$ 1,225,450	$ 926,630

See accompanying notes.

1. Description of the Plan

The following is an abbreviated description of the TWC Savings Plan (the "Plan"). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

The Plan is a defined contribution plan with a 401(k) feature generally covering eligible employees of Time Warner Cable Inc. ("TWCI" or the "Sponsor") and certain of its subsidiaries and affiliates (each, an "Employing Company" and, collectively, the "Employing Companies"). Generally, employees eligible to participate in the Plan are non-union and certain union employees with a minimum of three continuous months of employment. Participants in the Plan begin to receive Employing Company matching contributions ("Matching Contributions") upon working not less than 1,000 hours during the 12-consecutive month period following the participant's employment commencement date; otherwise, after the first calendar year in which a participant works not less than 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Until the close of business on October 31, 2008, the Plan was a participating plan ("Participating Plan") in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust"), which through such date had been maintained for collective investment of the assets of the Plan and the Time Warner Savings Plan, two qualified defined contribution plans sponsored by TWCI and Time Warner Inc. ("Time Warner"), respectively (see below).

Effective at the close of business on October 31, 2008, the Plan ceased to be a Participating Plan in the Master Trust and the Plan's net assets in the amount of $855.2 million were transferred out of the Master Trust into a new master trust established by TWCI, the Time Warner Cable Defined Contribution Plans Master Trust (the "TWCI Master Trust").

As a result of the transfer of the Plan's net assets out of the Master Trust, effective at the close of business on October 31, 2008, the Plan is the only Participating Plan in the TWCI Master Trust. For reporting purposes, the TWCI Master Trust's assets are reported as the Plan's assets and there are no reported Master Trust assets as of the close of business on October 31, 2008 (see Note 3).

1. Description of the Plan (continued)

On May 20, 2008, TWCI and certain of its subsidiaries entered into a separation agreement (the "Separation Agreement") with Time Warner and certain of its subsidiaries, the terms of which governed TWCI's separation from Time Warner on March 12, 2009. Pursuant to the Separation Agreement, the parties agreed that the Master Trust would be separated with respect to the assets of the Time Warner and TWCI Participating Plans. The parties agreed to cooperate in good faith to complete the separation of the Master Trust on commercially reasonable terms and conditions, no later than the date of the separation pursuant to the Separation Agreement, taking into consideration the best interests of the participants in each plan as determined by the appropriate plan sponsor or fiduciary, including the appointment of separate trustees and the establishment of separate trust agreements.

On March 12, 2009, Time Warner disposed of all of its shares of TWCI common stock pursuant to the Separation Agreement for the purpose of separating TWCI from Time Warner (the "Time Warner Separation"). As a result, TWCI is no longer a subsidiary of Time Warner. The Time Warner Separation was effected as a pro rata dividend of all shares of TWCI common stock held by Time Warner in a spin-off (the "Distribution") to Time Warner stockholders. Time Warner stockholders received 0.08367 share of TWCI common stock for each share of Time Warner common stock held at March 12, 2009, the record date for the Distribution. As a result of the Distribution, the Plan received 0.8 million shares of TWCI common stock, which were credited to eligible plan participants' accounts in the TWC Common Stock Fund, a new Investment Fund (as defined below) created for such purpose in connection with the Time Warner Separation. Prior to October 1, 2009, new investments under the Plan in the TWC Common Stock Fund (other than the reinvestment of dividends) were not permitted. Effective October 1, 2009, Plan participants are allowed to allocate up to 10% of their future contributions and transfer up to 10% of their total account balance into the TWC Common Stock Fund, limited to the extent that either (1) the amount invested in the TWC Common Stock Fund equals or exceeds 10% of the participant's total account balance at the time of the allocation or (2) such transfer would cause the participant's account balance in the TWC Common Stock Fund to exceed 10% of the total account balance.

In connection with the Time Warner Separation, as of March 13, 2009, the Time Warner Inc. Stock Fund available under the Plan was frozen for new investments therein other than the reinvestment of dividends (see Note 7). Effective March 27, 2009, Time Warner implemented a 1-for-3 reverse stock split of Time Warner common stock. The reverse stock split is reflected in the financial statements and notes thereto.

1. Description of the Plan (continued)

On December 9, 2009, Time Warner disposed of all of its shares of common stock of AOL Inc. ("AOL") for the purpose of separating AOL from Time Warner (the "Time Warner AOL Separation"). The Time Warner AOL Separation was effected as a pro rata dividend of all shares of AOL common stock held by Time Warner in a spin-off (the "AOL Distribution") to Time Warner stockholders. Time Warner stockholders received one share of AOL common stock for every 11 shares of Time Warner common stock held at November 27, 2009, the record date for the AOL Distribution. As a result of the AOL Distribution, the Plan received $.3 million shares of AOL common stock, which were credited to eligible plan participants' accounts in the AOL Stock Fund, a new Investment Fund created for such purpose. New investments under the Plan in the AOL Stock Fund (other than the reinvestment of dividends) are not permitted (see Note 7).

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust, through October 31, 2008, and, thereafter, pursuant to the TWCI Master Trust.

As of December 31, 2009, the Investment Funds consisted of four asset allocation funds, nine core actively managed funds, four core index funds, the TWC Common Stock Fund, a mutual fund window (a self-directed brokerage account) and two frozen funds (Time Warner Inc. Stock Fund and AOL Stock Fund). Participant contributions, Matching Contributions and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds, with the exception of the Time Warner Inc. Stock Fund and the AOL Stock Fund.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of at least 2% to a maximum of 30% of a participant's eligible compensation (e.g., including base pay, overtime, shift differentials and commissions, but excluding bonuses, incentive compensation and severance), up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code"). Participants who are "highly compensated employees", as defined in the Code ("HCE's"), are limited to a maximum contribution percentage of 7% of eligible compensation.

Matching Contributions equal 66.67% on up to the first 10% (7% in the case of HCE's) of a participant's eligible compensation contributed to the Plan. Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company Contributions ("Employing Company Contributions").

1. Description of the Plan (continued)

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate.

Participant contributions, Rollovers and earnings thereon are fully vested. Employing Company Contributions and earnings thereon generally vest based upon a number of full years within period of service, as defined in the Plan, as follows:

Number of Full Years within Period of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, or in the event of Plan termination. Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeitures for 2009 and 2008 were $0.9 million and $1.0 million, respectively. The balance of forfeited nonvested accounts as of December 31, 2009 and 2008 were $1.9 million and $2.4 million, respectively, and is reflected in the Statements of Net Assets Available for Benefits.

Under the Plan, participants may periodically transfer account balances among Investment Funds offered under the Plan (except for the Time Warner Inc. Stock Fund and the AOL Stock Fund, into which transfers are not permitted) and, subject to certain restrictions and penalties, withdraw amounts and/or take loans from their accounts. Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual Investment Funds and the participant loan fund.

1. Description of the Plan (continued)

Loans may be for a period of up to five years or, if for the purchase of a primary residence, a longer period of time up to 10 years as fixed by the benefits officer for repayment of the loan. Interest rates for loans originating under the Plan are fixed at the time of the loan at the prime rate plus 1%, as reported in the Wall Street Journal on the first day of the quarter in which the loan is requested. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set under the provisions of the plan from which the original loan was requested.

Interest rates on outstanding participant loans as of both December 31, 2009 and 2008 ranged from 4.25% to 10.50%.

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an "immediate and heavy financial need," as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash, except for benefits distributed from the TWC Common Stock Fund, the Time Warner Inc. Stock Fund and the AOL Stock Fund, which also offer shares of common stock of TWCI, Time Warner or AOL, respectively, as a distribution election. Fractional shares are paid in cash.

TWCI reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan administrator is a committee (the "Administrative Committee") appointed by the board of directors of TWCI. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

1. Description of the Plan (continued)

On September 27, 2006, the court granted final approval of a $100 million settlement to resolve the class action lawsuits involving certain ERISA matters brought on behalf of participants in the Plan, the Time Warner Savings Plan and the Time Warner Thrift Plan (which was merged into the Time Warner Savings Plan effective December 29, 2006). On October 26, 2007, the court issued an order approving certain attorneys' fees and expenses requested by plaintiffs' counsel, as well as approving certain incentive awards to the lead plaintiffs. Two of the lead plaintiffs filed an appeal on November 26, 2007 challenging the amount of their incentive awards, but the matter was remanded to the district court upon stipulation of the parties in January 2008, and resolved by order of the district court dated April 9, 2008. In November 2008, the Plan received $16.6 million from the settlement and individual allocations to eligible participant accounts were made, as applicable. The amount allocated to each eligible participant's account was calculated by the third-party settlement administrator according to the court-approved plan of allocation. In June 2010, the Plan will receive $1.3 million from an additional distribution of the settlement funds. The amount of such distribution to be allocated to each eligible participant's account will be determined by Fidelity based on a calculation by the third-party settlement administrator according to the court-approved plan of allocation.

The amount reported as total liabilities in the Statements of Net Assets Available for Benefits is primarily composed of payables for security purchases for which the related assets are included in total investments.

2. Basis of Presentation and Recent Accounting Pronouncements

Basis of Presentation

The accounting records of the Plan are maintained on an accrual basis.

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by TWCI.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

2. Basis of Presentation and Recent Accounting Pronouncements (continued)

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value (see Note 3).

Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. This guidance became effective for the Plan on January 1, 2009 and did not have a material impact on the Plan's financial statements.

In April 2009, the FASB issued authoritative guidance that provides additional direction on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. This guidance also covers circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting disclosure requirements. This guidance is effective for the Plan on January 1, 2010 and is not expected to have a material impact on the Plan's financial statements.

In January 2010, the FASB issued authoritative guidance that expands the required disclosures about fair value measurements. This guidance provides for new disclosures requiring the Plan to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately information about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. This guidance also provides clarification of existing disclosures requiring the Plan to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements. This guidance is effective for the Plan on January 1, 2010, except for the presentation of purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, which is effective for the Plan on January 1, 2011. This guidance is not expected to have a material impact on the Plan's financial statements.

3. Investments

Since November 1, 2008, the assets of the Plan are primarily held in the TWCI Master Trust. Prior to the close of business on October 31, 2008, the assets of the Plan were held in the Master Trust. Effective October 31, 2008, the Time Warner Savings Plan was the only Participating Plan in the Master Trust and, therefore, at December 31, 2008, the Time Warner Savings Plan's investments are reflected in the Time Warner Savings Plan's Statements of Net Assets Available for Benefits.

During the year ended December 31, 2009 and the two months ended December 31, 2008, the net investment gain (loss) of the Plan was as follows (in thousands):

	Year Ended December 31, 2009	Two Months Ended December 31, 2008
Investment income, net of fees	$ 12,017	$ 3,874
Net realized and unrealized appreciation (depreciation) in the fair value of investments:		
Commingled trust funds	65,870	(5,682)
Time Warner common stock	62,128	1,683
Time Warner Cable common stock	(18,318)	—
AOL common stock	(2,700)	—
Other common stocks	47,951	(14,703)
Preferred stocks	461	498
Mutual funds	36,976	(5,810)
U.S. government and agency securities	2,738	(3,717)
Bonds, notes and debentures	4,808	6,686
Cash, cash equivalents and other investments	(56)	7
Total net realized and unrealized appreciation (depreciation) in the fair value of investments	199,858	(21,038)
Total net investment gain (loss)	$ 211,875	$ (17,164)

3. Investments (continued)

During the ten months ended October 31, 2008, the net investment loss of the Master Trust was as follows (in thousands):

	Ten Months Ended October 31, 2008
Investment income, net of fees	$ 68,979
Net realized and unrealized appreciation (depreciation) in the fair value of investments:	
Commingled trust funds	(436,451)
Time Warner common stock	(216,071)
Other common stocks	(438,884)
Preferred stocks	(1,553)
Mutual funds	(562,499)
U.S. government and agency securities	(17,320)
Bonds, notes and debentures	(26,113)
Cash, cash equivalents and other investments	4,179
Total net realized and unrealized depreciation in the fair value of investments	(1,694,712)
Total net investment loss	$(1,625,733)

3. Investments (continued)

Investments that each represented 5% or more of the Plan's net assets are as follows (in thousands):

	December 31,	
	2009	2008
Commingled trust funds:		
Barclays Global Investors Equity Index – Fund H, 2,421,436 and 2,081,886 units, respectively	$ 89,738	$ 60,853
Common stock:		
Time Warner, 3,474,166 and 3,974,831 shares, respectively	101,237	119,960
Mutual funds:		
Dodge & Cox Stock Fund, 1,503,905 and 1,260,871 shares, respectively	144,585	93,771
Loans to participants	56,933	50,423

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Capital Preservation Fund includes benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. A synthetic investment contract is an agreement under which debt obligations (such as fixed-income asset-backed and mortgage-backed securities) are purchased and then a contract is entered into with a financial institution to provide for liquidity and an adjustable rate of return thereon (a "Wrapper"), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest (see Note 4).

3. Investments (continued)

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

- Complete or partial termination of the Plan;
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow;
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
- Any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of these events or any event that limits the ability of the Capital Preservation Fund to transact at contract value is not probable. There was no material impact on the contract value of the Wrapper contracts in the Plan or the Master Trust as a result of the transfer of assets to the TWCI Master Trust.

A Wrapper issuer may terminate a Wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund's covered assets is below the contract value at the time of such termination, Fidelity may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund's covered assets is equal to the contract value. Plan participants will continue to receive the Capital Preservation Fund's Crediting Rate (as defined below).

3. Investments (continued)

The synthetic investment contracts in the Plan as of December 31, 2009 and 2008 are summarized below (in thousands):

	December 31, 2009			
	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract
AIG Financial Products Corp.	A-	$ 31,988	$ 81	$ (423)
JP Morgan Chase	AA-	17,523	—	(187)
Natixis Financial Products Inc....	A+	49,509	—	(530)
Rabobank International..............	AAA	49,476	126	(655)
State Street Bank........................	AA-	49,511	128	(658)
		$ 198,007	$ 335	$ (2,453)

	December 31, 2008			
	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract
AIG Financial Products Corp.	A-	$ 46,739	$ 74	$ 656
Natixis Financial Products Inc....	A+	46,739	—	730
Rabobank International..............	AAA	46,739	96	590
State Street Bank........................	AA	46,739	65	665
		$ 186,956	$ 235	$ 2,641

3. Investments (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily. The Crediting Rate was 2.2% and 3.9% at December 31, 2009 and 2008, respectively. The average annualized yield of the Capital Preservation Fund was 2.8% and 4.6% for the year ended December 31, 2009 and 2008, respectively. The contract value spot yield was 2.2% and 3.9% at December 31, 2009 and 2008, respectively. The market value spot yield was 2.7% and 3.6% at December 31, 2009 and 2008, respectively. The contract value spot yield is based on the annualized one-day earnings in the Capital Preservation Fund credited to participants on the last business day of the Plan year, divided by the fair value of the Capital Preservation Fund's assets on the same date. The market value spot yield is based on the annualized income earned by the underlying securities in the Capital Preservation Fund on the last business day of the Plan year, divided by the fair value of the Capital Preservation Fund's assets on the same date.

Certain investment managers of Investment Funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, within established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity for the year ended December 31, 2009 and the two months ended December 31, 2008 is reported in the Plan's Statements of Changes in Net Assets Available for Benefits. All net investment activity for the ten months ended October 31, 2008 is reported in the Master Trust's Statements of Changes in Net Assets Available to Participating Plans.

The types of derivative financial instruments held by the Plan and the TWCI Master Trust include foreign currency contracts, swaps, futures and options. As of December 31, 2009, the plan held less than 1% of the total market value of its investments in derivatives. As of December 31, 2008, the Plan did not hold any investments in derivatives.

4. Fair Value Measurements

The fair value of an asset or liability is based on the assumptions that market participants would use in pricing the asset or liability. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. The Plan's management follows a three-tiered fair value hierarchy when determining the inputs to valuation techniques. The fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The levels of the fair value hierarchy are as follows:

- Level 1: consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

- Level 2: consists of financial instruments whose values are determined using models or other valuation methodologies that utilize inputs that are observable either directly or indirectly, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, (iii) pricing models whose inputs are observable for substantially the full term of the financial instrument and (iv) pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

- Level 3: consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

4. Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy the Plan's investment assets as of December 31, 2009 (in thousands):

		Fair Value Measurements		
	Fair Value	**Level 1**	**Level 2**	**Level 3**
Commingled trust funds	$ 312,119	$ —	$ 312,119	$ —
Time Warner common stock	101,237	101,237	—	—
Time Warner Cable common stock	34,325	34,325	—	—
AOL common stock	6,959	6,959	—	—
Other common stocks	196,451	196,451	—	—
Preferred stocks	130	130	—	—
Synthetic investment contracts	198,342	63,802	134,540	—
Mutual funds	171,619	144,585	27,034	—
U.S. government and agency securities	45,010	21,661	23,349	—
Bonds, notes and debentures	44,748	—	44,748	—
Cash, cash equivalents and other investments	68,800	40,356	28,444	—
Loans to participants	56,933	—	—	56,933
Total investments	$ 1,236,673	$ 609,506	$ 570,234	$ 56,933

4. Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy the Plan's investment assets as of December 31, 2008 (in thousands):

		Fair Value Measurements		
	Fair Value	Level 1	Level 2	Level 3
Commingled trust funds	$ 207,602	$ —	$ 207,602	$ —
Time Warner common stock	119,960	119,960	—	—
Other common stocks	137,731	137,731	—	—
Preferred stocks	11	11	—	—
Synthetic investment contracts	187,191	90,591	96,600	—
Mutual funds	115,883	93,771	22,112	—
U.S. government and agency securities	44,798	2,950	41,848	—
Bonds, notes and debentures	39,370	—	39,370	—
Cash, cash equivalents and other investments	36,892	18,021	18,871	—
Loans to participants	50,423	—	—	50,423
Total investments	$ 939,861	$ 463,035	$ 426,403	$ 50,423

The table below sets forth a summary of changes in the fair value for the Plan's Level 3 assets (in thousands):

	Year Ended December 31,	
	2009	2008
Balance at beginning of year	$ 50,423	$ 47,094
Purchases, sales, issuances and settlements	6,510	3,329
Balance at end of year	$ 56,933	$ 50,423

4. Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for investment assets measured at fair value.

Investments are recorded by the Plan, and, through October 31, 2008, were recorded by the Master Trust, on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sale price on the last business day of the reporting period. Investments in commingled trust funds are valued at unit values as reported to Fidelity by each fund company managing such trusts. The fair value of the benefit-responsive synthetic investment contracts is based on the fair value of the underlying investments. Investments in U.S. Treasury debt securities are valued at the closing price reported on the active market on which the individual securities are traded. Investments in other fixed income securities are valued by discounting the related cash-flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. The fair value of the securities underlying the synthetic investment contracts in the Plan was $198 million and $187 million as of December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, there were no reserves against contract values for credit risk of contract issuers or otherwise.

5. Transactions with Parties-in-Interest

Under the terms of the Plan, during the periods covered by these financial statements, TWCI was required to contribute only cash for the Employing Company Contributions to the Plan, and purchases of Time Warner common stock and Time Warner Cable common stock were made on the open market.

6. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated December 13, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been amended. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Subsequent Events

On March 15, 2010, TWCI paid a quarterly cash dividend of $0.40 per share on TWCI common stock to stockholders of record at the close of business on February 26, 2010. The dividend payment represents the first quarterly payment of a planned annual dividend of $1.60 per share.

In 2009, Plan management determined that as of November 30, 2010, the Time Warner Inc. Stock Fund and the AOL Stock Fund would no longer be available as Investment Funds under the Plan.

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2009 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits and changes in net assets available for benefits between the financial statements and the Form 5500 (in thousands):

	December 31,	
	2009	**2008**
Net assets available for benefits per the financial statements	$ 1,225,450	$ 926,630
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,453	(2,641)
Net assets per the Form 5500	$ 1,227,903	$ 923,989

	Year Ended December 31, 2009
Net investment gain per the financial statements	$ 211,875
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,641
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,453
Net investment gain per the Form 5500	$ 216,969

Supplemental Schedules

TWC Savings Plan

EIN: #84-1496755 Plan: #019

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2009

(a)	(b)	(c)	Amount Received During Reporting				Amount Overdue	
			(d)	(e)	(f)	(g)	(h)	(i)
Party-In-Interest	Identity and Address of Obligor	Detailed Description of Loan Including Dates of Making and Maturity, Interest Rate, the Type and Value of Collateral, any Renegotiation of the Loan	Original Amount of Loan	Principal	Interest	Unpaid Balance at End of Year	Principal	Interest
	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	$ 178,919	$ -	$ -	$ 18	$ 18	$ -
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	121,000	-	-	25,410	25,410	-
	General Motors	GM 8.25% 7/15/23	508,015	-	30,030	192,920	192,920	-
	General Motors	GM GLBL 8.375 7/15/33 DT	6,570	-	377	2,430	2,430	-
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	429,638	-	-	126,968	126,968	-
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19 144A	99,472	-	-	10	10	-
	Landsbankinn	LANDSBANKI IS MTN 6.1% 8/25/11	278,927	-	-	12,555	12,555	-
	Lehman Brothers	LEH 5.857% PERP-12	155,859	-	-	48	48	-
	Lehman Brothers	LEHMAN BR MTN 5.25% 2/6/12	78,916	-	-	15,405	15,405	-
	Lehman Brothers	LEHMAN BROS 3ML+78 8/19/65	61,000	-	-	30	30	-
	Lehman Brothers	LEHMAN BROS HLD 6.75% 12/28/17	169,874	-	-	51	51	-
	RH Donnelley	RH DONNELLEY 8.875% 10/15/17	9,000	-	-	833	833	-
	Station Casinos, Inc.	STATION CASINOS 6% 4/01/12	27,068	-	-	4,084	4,084	-
	Station Casinos, Inc.	STATION CASINOS INC 7.75% 8/16	37,226	-	-	5,625	5,625	-

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
	Commingled Trust Funds		
5,676,591	Alliance Bernstein International Style Blend Collective Trust	$	55,687,360
3,571,702	BlackRock EAFE Equity Index - Fund T		47,140,352
2,421,436	BlackRock Equity Index - Fund H		89,738,419
895,058	BlackRock Global Investors Extended Equity - Market Fund K		31,595,558
2,423,362	BlackRock Global Investors US Debt Index - Fund T		36,956,269
3,993,805	Wellington Trust Collective Investment Fund II Growth (Series 2)		51,000,888
	Total Commingled Trust Funds		**312,118,846**
3,474,166	**Time Warner Common Stock***		**101,237,197**
829,316	**Time Warner Cable Common Stock***		**34,325,389**
298,910	**AOL Common Stock***		**6,958,625**
	Other Common Stocks		
1,500	3M CO		124,005
14,500	7 DAYS GROUP HLDGS LTD-AD		180,960
16,700	AAR CORP		383,766
45,804	ACI WORLDWIDE INC		785,539
9,700	ACTUANT CORP CL A		179,741
114,371	ADOBE SYSTEMS INC		4,206,565
25,871	AECOM TECHNOLOGY CORP		711,453
13,800	AEGEAN MARINE PETROLEUM N		379,224
98,700	AES CORP		1,313,697
17,800	AETNA INC		564,260
5,381	AFFILIATED MANAGERS GRP		362,410
13,275	AFLAC INC		613,969
6,100	ALBEMARLE CORP		222,620
13,229	ALLEGHENY TECH INC		592,262
3,400	ALLEGIANT TRAVEL CO		160,378
7,250	ALLSTATE CORPORATION		219,090
4,200	AMAG PHARMACEUTICALS INC		159,726
16,737	AMAZON.COM INC		2,251,461
6,100	AMERICAN EXPRESS CO		247,172
7,075	AMGEN INC		400,233
56,157	ANHEUSER BUSCH INBEV NV		2,926,055
14,188	ANSYS INC		616,610
2,700	APOLLO GROUP INC CL A		163,566
13,906	APPLE INC		2,932,219
57,728	ARES CAPITAL CORP		718,714
3,600	ARTIO GLOBAL INVESTO CL A		91,764
3,900	ASIAINFO HOLDINGS INC		118,833
34,350	ASSOCIATED BANC CORP		378,194
16,457	ASSURANT INC		485,152
7,100	ASTEC INDUSTRIES INC		191,274
4,286	AT&T INC		120,137
25,392	ATHENAHEALTH INC		1,148,734
13,800	ATHEROS COMM INC		472,512
83,675	ATMEL CORP		385,742
5,100	ATWOOD OCEANICS INC		182,835

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
5,275	AVON PRODUCTS INC		166,163
	Other Common Stocks (continued)		
23,600	BANK OF AMERICA CORPORATI	$	355,416
15,200	BARE ESCENTUALS INC		185,896
2,000	BOEING CO		108,260
17,976	BORGWARNER INC		597,163
58,700	BRIGHTPOINT INC		431,445
21,850	BROADRIDGE FINANCIAL SOL		497,951
22,700	CA INC		509,842
39,991	CALPINE CORP		439,901
13,000	CAPITAL ONE FIN CORP		498,420
23,802	CAREER EDUCATION CORP		554,825
14,300	CARRIZO OIL & GAS INC		378,807
10,581	CARTERS INC		277,751
10,400	CATALYST HEALTH SOLUTIONS		379,288
220,357	CBS CORP CL B		3,106,417
54,771	CELGENE CORP		3,049,649
10,000	CEPHEID INC		124,800
2,700	CHATTEM INC		251,910
4,000	CHESAPEAKE ENERGY CORP		103,820
6,544	CHIPOTLE MEXICAN GRILL		576,919
20,600	CISCO SYSTEMS INC		493,164
105,333	CITRIX SYSTEMS INC		4,382,906
68,043	CITY NATIONAL CORP		3,102,761
61,200	CLARIENT INC		162,180
4,800	CLEAN HARBORS INC		286,128
560	CME GROUP INC CL A		188,132
33,156	COINSTAR INC		921,074
12,619	COMMERCE BANCSHARES INC		488,608
19,100	COMMVAULT SYSTEMS INC		452,479
10,327	COMPASS MINERALS INTL INC		693,871
9,600	COMSTOCK RESOURCES NEW		389,472
91,538	COMVERSE TECHNOLOGY INC		865,034
12,863	CONCHO RESOURCES INC		577,549
7,900	CONCUR TECHNOLOGIES INC		337,725
3,500	CONOCOPHILLIPS		178,745
18,948	COOPER COMPANIES INC		722,298
3,400	CORE LABORATORIES NV		401,608
27,397	CORINTHIAN COLLEGES INC		377,257
16,900	CORRECTIONS OF AMERICA		414,895
9,893	CREE INC		557,668
186,290	CROWN CASTLE INTL CORP		7,272,762
100,608	CSX CORP		4,878,482
128,971	CVB FINANCIAL CORP		1,125,272
153,200	CYRELA BRAZIL REALTY SA E		2,121,772
2,100	DEERE & CO		114,177
53,184	DENBURY RESOURCES INC		787,123
4,414	DIONEX CORP		326,062
6,450	DIRECTV CL A		215,108
178,396	DISNEY (WALT) CO		5,815,710
4,500	DRIL-QUIP INC		254,160

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
14,894	DUFF & PHELPS CORP		271,964
65,000	EASTMAN KODAK CO		274,300
	Other Common Stocks (continued)		
15,586	EATON CORP	$	991,581
23,900	EBAY INC		562,606
6,695	EHEALTH INC		109,999
12,100	ELECTRONIC ARTS INC		214,775
10,300	EMC CORP		179,941
4,611	EMERGENCY MEDICAL SV CL A		249,686
3,900	EQUINIX INC		413,985
58,466	EURONET WORLDWIDE INC		1,283,329
20,470	FEI COMPANY		478,179
15,389	FIRST AMERICAN CORP CALIF		512,915
138,071	FIRST HORIZON NATIONAL		1,850,151
131,682	FIRST NIAGARA FINL GROUP		1,831,697
13,794	FIRSTMERIT CORP		277,811
14,200	FLOWERS FOODS INC		337,392
151,376	FORD MOTOR CO		1,513,760
7,400	FTI CONSULTING INC		348,984
20,720	GAFISA SA SPON ADR		670,499
16,200	GENERAL ELECTRIC CO		246,576
9,800	GENOPTIX INC		348,194
2,450	GENZYME CORP		120,075
16,400	GEO GROUP INC		358,832
594	GEORGIA GULF CORP NEW		10,324
88,276	GILEAD SCIENCES INC		3,820,585
21,927	GOLDMAN SACHS GROUP INC		3,702,155
5,308	GOOGLE INC A		3,290,854
1,400	GREENHILL & CO INC		112,336
21,500	GSI COMMERCE INC		545,885
5,500	GYMBOREE CORP		239,195
34,774	HENRY (JACK) & ASSOC INC		803,975
9,650	HEWLETT-PACKARD CO		497,844
10,200	HEXCEL CORPORATION		132,396
19,500	HIBBETT SPORTS INC		428,805
2,200	HOME INNS &HO MGT SPON AD		77,770
13,500	ICON PLC ADR		293,355
29,400	ICONIX BRAND GROUP INC		371,910
8,900	IDEX CORPORATION		277,235
28,768	IMMUCOR INC		582,264
18,200	INFORMATICA CORP		470,652
330	INTERPUBLIC GROUP OF COS		2,435
4,060	INTL BUS MACH CORP		531,454
19,355	INTUITIVE SURGICAL INC		5,870,759
10,700	INVESTMENT TECH GROUP INC		210,790
-	ITAU UNIBANCO HLDGS SA AD		191
7,200	ITC HLDGS CORP		375,048
23,042	J CREW GROUP INC		1,030,899
175,064	JEFFERIES GROUP INC		4,154,269
38,149	JPMC & CO 10/28/18 WT		508,526
164,405	JPMORGAN CHASE & CO		6,850,756

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
22,230	KAR AUCTION SERVICES INC		306,552
55,333	KEY ENERGY SERVICES INC		486,377
50,183	LIONS GATE ENTERMENT CORP		291,563
	Other Common Stocks (continued)		
31,581	LIVE NATION ENTERTAINMENT	$	268,754
27,600	LKQ CORP		540,684
48,400	LOJAS RENNER SA		1,098,046
22,431	MAGELLAN HLTH SVCS INC		913,615
6,400	MANTECH INTL CORP CL A		308,992
44,860	MARSHALL & ILSLEY CORP		244,487
8,400	MASIMO CORP		255,528
22,193	MASTERCARD INC CL A		5,680,964
9,900	MB FINANCIAL INC		195,228
3,800	MEDTRONIC INC		167,124
3,809	MERCK & CO INC NEW		140,381
78,088	MF GLOBAL LTD		542,712
20,600	MICROSEMI CORP		365,650
9,125	MICROSOFT CORP		278,221
3,900	MIDDLEBY CORP		191,178
141,011	MONEYGRAM INTL INC		406,112
7,200	MONRO MUFFLER BRAKE INC		240,768
12,000	NANOMETRICS INC		135,960
62,643	NATIONAL OILWELL VARCO		2,761,930
4,094	NBTY INC		178,253
4,075	NUCOR CORP		191,566
13,000	NYSE EURONEXT		328,900
49,509	OCWEN FINANCIAL CORP		473,801
12,800	OLD DOMINION FREIGHT LINE		392,960
69,000	PDG REALTY SA		687,229
5,999	PEABODY ENERGY CORP		271,215
11,000	PENNEY (J.C.) CO INC		292,710
53,218	PENSKE AUTOMOTIVE GROUP		807,849
1,700	PEPSICO INC		104,125
63,512	PETROBRAS SA SPONS ADR		3,042,831
15,100	PETSMART INC		403,019
35,200	PHASE FORWARD INC		540,320
82,029	PNC FIN SVCS GRP INC		4,330,311
50,843	POLO RALPH LAUREN CL A		4,122,350
30,894	PRECISION CASTPARTS CORP		3,409,153
32,276	PRIDE INTERNATIONAL INC		1,029,927
24,138	PROGRESS SOFTWARE CORP		705,071
4,925	PRUDENTIAL FINANCIAL INC		245,068
24,200	PSS WORLD MEDICAL INC		546,194
12,900	PSYCHIATRIC SOLUTIONS INC		272,706
1,800	QUALCOMM INC		83,268
12,700	QUEST SOFTWARE INC		233,680
21,129	RANGE RESOURCES CORP		1,053,281
10,200	REDWOOD TRUST INC REIT		150,881
3,800	REGAL-BELOIT CORP		197,980
8,700	REINSURANCE GROUP OF AMER		414,555
27,152	RITCHIE BROS AUCTIONEERS		609,019

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
10,700	RIVERBED TECHNOLOGY INC		245,779
11,200	ROBBINS & MYERS INC		263,424
13,200	ROVI CORPORATION		420,684
2,500	SAFEWAY INC NEW		53,395
	Other Common Stocks (continued)		
46,098	SCIENTIFIC GAMES CL A	$	670,726
7,075	SEARS HOLDINGS CORP		590,409
17,107	SEI INV CORP		301,254
13,700	SOLARWINDS INC		315,237
56,296	STATE STREET CORP		2,451,688
6,400	STEC INC		104,576
6,400	SYNAPTICS INC		196,160
21,027	TAUBMAN CENTERS INC		755,080
12,400	TESSERA TECHNOLOGIES INC		288,548
18,750	TEXAS INSTRUMENTS INC		488,625
8,998	TORCHMARK CORP		395,462
28,564	UNDER ARMOUR INC CL A		778,940
12,800	UNITEDHEALTH GROUP INC		390,144
207,264	US BANCORP DEL		4,675,876
13,700	UTI WORLDWIDE INC		196,184
78,675	VAIL RESORTS INC		2,973,915
1,400	VARIAN SEMICONDCT EQP ASS		50,232
30,962	VESTAS WIND SYSTEMS AS		1,888,199
19,513	WASTE CONNECTIONS INC		650,563
303,524	WELLS FARGO & CO		8,192,113
20,154	WESTERN ALLIANCE BANCORP		76,182
47,510	WHITNEY HOLDING CORP		433,227
7,600	WMS INDUSTRIES INC		304,000
21,517	WYNN RESORTS LTD		1,252,935
21,076	XL CAPITAL LTD CL A		386,323
24,050	YAHOO INC		403,259
5,425	YUM BRANDS INC		189,712
	Total Other Common Stocks		**196,451,494**
	Preferred Stocks		
2,200	BANK AMERICA (1DS/1WT) PF		32,824
400	FNMA 0%/10YR CMT+237.5PFD PERP		540
8,000	FNMA 8.25% PFD S PERP		8,800
11,000	FREDDIE MAC 8.375% PREF PERP		11,550
116	GMAC INC 7 PFD 144A PERP		76,560
	Total Preferred Stocks		**130,274**
	Synthetic Investment Contracts		
2,548,741	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I		2,548,741
460,000	ABBEY NATL 3.875 11/10/14 144A		464,162
19,780	AMCAR 04-DF A4 3.43 7/11		19,950
101,700	AMCAR 06-1 C 5.28 11/11		102,842
186,485	AMCAR 06-BG A4 5.21% 9/13		192,319
202,000	ANZ NATL INTL 6.2 7/19/13 144A		223,096
68,000	APART 07-1 B 5.35% 3/11		69,964
42,000	APART 07-1 C 5.43 7/11		42,722

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
64,003	APART 07-2M A3A 5.22% 4/10		65,185
152,000	AT&T WIRE GLBL 8.125 5/1/12 DT		173,808
142,000	AT&T WIRELESS 7.875% 3/01/11		156,292
153,000	AVON PRODUCTS 4.8% 3/01/13		164,081
158,000	AXA FINL INC 7.75% 8/01/10		169,076
	Synthetic Investment Contracts (continued)		
30,253	BACM 00-2 A2 7.1975 9/32	$	30,609
27,574	BACM 04-4 A3 4.128% 7/42		27,678
201,779	BACM 05-3 A2 CSTR 7/43		202,754
1,895,582	BACM 05-3 XP CSTR 7/43		15,339
15,800	BACM 05-4 A1 4.432 7/45		15,902
1,062,614	BACM 05-4 XP CSTR 7/45		5,396
4,264,445	BACM 05-5 XP CSTR 10/45		9,928
267,738	BACM 05-6 A1 5.001 9/47		271,726
49,463	BACM 06-5 A1 5.185% 9/47		50,449
82,445	BACM 2003-2 A2 4.342 3/41		83,330
23,254	BACM 2006-4 A1 CSTR 5/11		23,805
140,000	BALTIMORE G&E 6.125% 7/01/13		155,566
424,000	BANK AMER GMTN 7.375 5/15/14		485,114
98,000	BANK NY MELLO GLB 4.95 11/12		106,352
43,000	BANK OF NEW YORK 4.95 1/14/11		45,740
177,000	BANK ONE CORP 7.875% 8/01/10		190,346
756,000	BANKAMER 7.8% 2/15/10 GLBL		783,675
570,000	BARCLAYS MTN 2.5% 1/23/13		570,848
103,000	BB&T CORP GLBL 6.5% 8/01/11		112,186
231,000	BEAR STEARNS CO 4.245% 1/7/10		235,751
84,000	BEAR STEARNS CO INC 5.35% 2/12		91,129
123,000	BHP BILLITON 5.125% 3/29/12		132,532
185,000	BNK OF TOKYO MIT GL8.4 4/15/10		191,229
380,000	BNP PARIBAS 2.125% 12/21/12		378,263
190,000	BOA FDIC GTD MTN 2.1% 4/30/12		192,430
219,000	BONY MTN 4.3% 5/15/14		231,693
127,000	BP CAP MARKETS 1.55% 8/11/11		128,685
500,000	BP CAPITAL MARKETS 3.125% 3/12		519,842
268,000	BRITISH G STEP 12/10 DT		288,201
38,725	BSCMS 05-PWR9 A1 4.498 9/42		39,097
39,640	BSCMS 05-T20 A1 4.94% 10/42		39,977
150,757	BSCMS 06-T24 A1 CSTR 10/41		154,919
137,110	BSCMS 07-PW17 A1 5.282% 6/50		140,000
20,137,664	BSCMS 07-T28 X2 CSTR 9/42		142,473
172,248	BSCMS 2006-PW12 A2 5.688 9/38		176,539
67,597	BSCMS 2006-T22 A1 CSTR 4/38		68,740
2,097,892	BSCMS 2006-T24 X2 CSTR 10/41		28,969
72,481	BSCMS 2007-T28 A1 5.422% 9/42		74,481
310,000	CANADA GOVT 2.375% 9/10/14		306,886
126,000	CARAT 07-1 B 5.15% 9/12		129,100
61,000	CARAT 07-SN1 B 5.52% 3/15/11		61,415
36,000	CARAT 07-SN1 C 5.73% 3/15/11		36,133
557,000	CARGILL INC 6.375% 6/12 144A		609,740
130,000	CARMX 2009-2 A3 1.74% 4/14		129,560
200,000	CCCIT 06-A4 A4 5.45% 5/13		212,045

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
419,000	CCCIT 07-A5 A5 5.5% 6/12		429,113
520,000	CCCIT 07-B2 B2 5% 4/12		531,331
388,000	CCCIT 07-B6 B6 5% 11/12		398,236
565,000	CCCIT 2009-A3 A3 2.7 6/13		575,786
340,000	CCCIT 2009-A5 A5 2.25% 12/14		336,308
85,179	CD 06-CD2 A1 5.3020 1/46		86,742
	Synthetic Investment Contracts (continued)		
240,000	CHAIT 2008-A9 A9 4.3% 5/13	$	249,967
760,000	CHAIT 2009-A3 A3 2.4% 6/13		772,267
170,017	CITEC 06-VT2 A4 5.05% 4/20/14		172,579
920,000	CITI FDG FDIC 1.875% 10/22/12		921,268
460,000	CITIBANK FDIC MTN 1.875 6/4/12		463,283
680,000	CITIBANK NA FDIC 1.5% 7/12/11		689,646
500,000	CITIGR FDG FDIC 1.875 11/15/12		500,925
410,000	CITIGROUP 5.125% 2/14/11		431,027
481,000	CITIGROUP FDIC 2.875% 12/09/11		496,275
471,000	CITIGROUP INC 5.3% 10/17/12		495,792
48,515	CMAOT 06-B B 5.24 % 4/14		49,021
151,000	CNH 06-B B 5.36% 6/13		153,117
166,427	COAFT 05-C A4A 4.71 6/12		167,892
1,264,000	COMET 07-B3 B3 5.05% 3/13		1,278,250
384,000	COMET 07-B5 B5 5.4% 5/13		390,500
674,000	COMET 09-A2 A2 3.2% 4/14		690,321
202,000	COMET 2006-A6 A6 5.3 2/14		212,292
265,303	COMM 05-C6 A2 CSTR 6/44		267,089
2,063,818	COMM 05-C6 XP CSTR 6/44		8,670
628,998	COMM 05-LP5 XP CSTR 5/43		5,159
8,163,027	COMM 06-C8 XP CSTR 12/46		129,504
1,070,000	COMMONWETH MTN2.9 9/17/14 144A		1,061,229
570,000	COMWLTH BK AUS 3.75 10/14 144A		575,899
445,000	COPAR 06-1 B 5.13 1/13		446,158
83,728	COPAR 06-2 A4 4.94% 7/12		85,454
120,000	COPAR 2007-1 B1 5.76% 12/13		121,676
118,000	COUNTRYWIDE MTN 4% 3/22/11		121,810
26,000	COUNTRYWIDE MTN 5.8% 6/7/12		27,700
437,000	COVIDIEN INT 5.15% 10/15/10		455,354
104,000	COVIDIEN INT GLB 5.45% 10/12		113,732
288,086	CPS 06-D A4 5.115% 08/13		293,613
61,393	CPS 07-B A3 5.47% 11/11		61,962
68,106	CPS 2007-C A3 5.43% 5/12 144A		69,315
750,000	CREDIT SUISSE MTN 3.45% 7/2/12		784,390
595,000	CREDIT SUISSE NY 5% 5/15/13		638,330
79,774	CSFB 03-C5 A3 4.429% 12/36		81,556
57,713	CSFB 04-C1 A3 4.321 1/37		58,628
85,463	CSFB 2002-CP5 A1 4.106 12/35		87,077
253,835	CSMC 06-C5 A1 5.297 12/39		260,347
5,182,916	CSMC 06-C5 ASP CSTR 12/39		114,512
44,579	CSMC 07-C1 A1 5.227 2/40		45,577
9,335,995	CSMC 07-C1 ASP CSTR 2/40		129,445
36,769	CSMC 07-C2 A1 5.237 1/49		37,663
38,158	CSMC 07-C3 A1 CSTR 6/39		39,161

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
63,724	CWCI 07-C2 A1 CSTR 4/15/47		65,418
622,000	DBS BK LTD 5.125/VAR 5/17 144A		642,692
378,000	DCAT 06-A B 5.14 9/12		382,233
230,000	DCAT 2006-C B 5.11% 4/13		227,704
469,000	DEUTSCHE TEL 5.375% 3/23/11		495,909
175,000	DIAGEO CPTL GLB 5.2 1/30/13		191,164
300,000	DIAGEO FIN GLBL 3.875% 4/01/11		312,549
	Synthetic Investment Contracts (continued)		
316,000	EDP FINANCE BV5.375 11/12 144A	$	343,066
407,000	ENEL FIN INTL 5.7% 1/15/13144A		449,944
85,000	ERP OPERAT LP 5.5% 10/1/12		90,981
570,000	FHLB 1% 12/28/11		567,655
2,500,000	FHLB 1.625% 11/21/12		2,486,436
450,000	FHLB 1.75% 8/22/12		453,920
1,190,000	FHLB 3.625% 10/18/13		1,255,316
490,815	FHLG 15YR 5.00% 3/19 #G13052		519,720
765,353	FHLG 15YR 5.00% 6/24 #G13598		810,427
176,173	FHLG 15YR 5.50% 4/18 #G11389		188,872
14,062	FHLM ARM 3.88% 1/35 #848084		14,489
34,231	FHLM ARM 4.305 6/35 #848083		35,701
22,807	FHLM ARM 4.68% 1/36 #847584		23,697
134,399	FHLM ARM 4.69% 11/35 #1B2428		141,362
87,333	FHLM ARM 4.83% 11/35 #1Q0166		91,701
78,655	FHLM ARM 4.93% 9/35 #1K1215		81,664
48,436	FHLM ARM 5.26% 1/36 #1J1274		50,448
89,631	FHLM ARM 5.37% 12/35 #1N0106		94,350
87,283	FHLM ARM 5.62% 12/35 #1N0117		89,807
18,674	FHLM ARM 5.78% 10/35 #1N0063		19,863
20,262	FHLM ARM 3.479% 3/35 #848086		20,884
39,941	FHLM ARM 4.199% 8/36 #848185		41,678
81,944	FHLM ARM 4.277% 2/35 #848090		85,198
571,504	FHLM ARM 4.482% 4/35 #848088		589,083
40,519	FHLM ARM 4.485% 1/35 #848089		42,238
83,252	FHLM ARM 4.486% 5/35 #1Q0758		86,380
73,992	FHLM ARM 4.542% 4/35 #848085		77,144
54,067	FHLM ARM 4.571% 3/35 #848186		56,300
1,939	FHLM ARM 4.889% 3/33 #847126		2,021
62,001	FHLM ARM 4.941% 11/35 #1J1228		65,263
23,163	FHLM ARM 5.084% 8/35 #1J0005		24,255
37,836	FHLM ARM 5.34% 6/35 #1L0097		39,324
882,000	FHLMC 1.125% 12/15/11		881,189
2,300,000	FHLMC 1.75% 6/15/12		2,311,976
6,638,000	FHLMC 2.125% 3/23/12		6,778,126
830,000	FHLREF NTS BE 2.5% 4/23/14		833,434
29,222	FHR 2290 C 6 2/31		31,292
39,910	FHR 2313 C 6 5/31		43,056
57,137	FHR 2394 KD 6% 12/16		61,182
33,202	FHR 2417 EH 6% 2/17		35,524
35,245	FHR 2508 UL 5 12/16		36,384
40,380	FHR 2626 NA 5 6/23		41,140
46,700	FHR 2667 PC 3.8% 1/18		47,649

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
39,973	FHR 2677 LC 4.5 6/15		40,507
235,645	FHR 2763 PD 4.5 12/17		247,456
362,439	FHR 2780 QD 4.5 3/18		381,088
108,436	FHR 2786 GA 4 8/17		112,246
121,524	FHR 2867 EA 4.5% 11/18		126,660
75,851	FHR 2970 YA 5% 9/18		78,951
157,742	FHR 3077 GA 4.5% 8/19		164,688
1,720,878	FHR 3555 CM 4% 12/14		1,790,588
	Synthetic Investment Contracts (continued)		
1,736,061	FHR 3555 KH 4% 12/14	$	1,809,421
230,324	FNMA 15YR 4.00% 9/18 #734729		237,075
462,982	FNMA 15YR 4.50% 6/18 #889335		484,178
1,035,351	FNMA 15YR 4.50% 7/18 #AD0118		1,082,751
123,919	FNMA 15YR 4.50% 7/20 #745874		129,515
1,181,062	FNMA 15YR 4.50% 8/24 #AD0116		1,234,395
1,983,154	FNMA 15YR 4.50% 8/24 #AD0117		2,072,706
439,932	FNMA 15YR 4.50% 12/18 #888889		459,798
529,724	FNMA 15YR 4.50% 12/18 #889336		553,644
813,265	FNMA 15YR 5.00% #995836		859,509
368,978	FNMA 15YR 5.00% 1/21 #995861		390,709
338,651	FNMA 15YR 5.00% 6/24 #995902		358,754
236,096	FNMA 15YR 5.00% 12/18 #995756		250,037
3,744	FNMA 15YR 7.00% 1/16 #535662		4,050
817	FNMA 15YR 7.00% 3/12 #349639		858
3,691	FNMA 15YR 7.00% 3/17 #633169		4,012
1,446	FNMA 15YR 7.00% 5/15 #495848		1,564
8,042	FNMA 15YR 7.00% 8/14 #783427		8,655
4,430	FNMA 15YR 7.00% 11/18 #735420		4,762
1,870,000	FNMA 2% 1/9/12		1,915,064
7,019,000	FNMA 2.5% 5/15/14		7,027,651
730,000	FNMA 2.75% 3/13/14		742,222
12,419	FNMA 20YR 5.50% 10/22 #254522		13,178
2,104,000	FNMA 3.625% 2/12/13		2,236,229
266,963	FNMA ARM 4.49% 4/35 #AD0176		277,240
25,991	FNMA ARM 3.206% 4/36#AD0068		26,582
30,972	FNMA ARM 3.32% 9/34 #AD0177		32,034
28,753	FNMA ARM 3.334% 4/36 #AD0178		29,464
605,870	FNMA ARM 3.92% 2/39 #AC0036		630,391
92,106	FNMA ARM 4.21% 5/35 #889946		95,472
183,639	FNMA ARM 4.285% 7/33#AD0066		189,680
117,466	FNMA ARM 4.30% 2/35 #995017		121,890
68,204	FNMA ARM 4.36% 10/37 #889704		71,307
95,118	FNMA ARM 4.53% 12/34 #802852		99,232
101,324	FNMA ARM 4.57% 6/33 #712321		105,905
198,557	FNMA ARM 4.58% 7/35 #826362		206,837
172,905	FNMA ARM 4.59% 7/35 #995016		179,746
91,426	FNMA ARM 4.68% 11/34 #735011		95,785
19,235	FNMA ARM 4.75% 5/35 #815626		19,930
530,762	FNMA ARM 4.807% 1/35#AD0064		543,847
30,007	FNMA ARM 4.82% 2/36 #AD0175		31,239
119,773	FNMA ARM 4.86% 7/35 #888382		124,818

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
1,132,584	FNMA ARM 4.90% 2/36 #995015		1,178,270
53,598	FNMA ARM 4.96% 6/35 #825388		55,213
782,687	FNMA ARM 4.987% #995269		804,828
257,190	FNMA ARM 5.07% 9/36 #888398		271,355
22,162	FNMA ARM 5.12% 6/35 #823810		23,216
680,947	FNMA ARM 5.129% 9/35#AD0065		708,574
4,428	FNMA ARM 5.280% 3/35 #843014		4,543
11,269	FNMA ARM 6.25% 6/36 #886983		11,730
208,452	FNMA ARM 4.198% 11/34 #841068		217,927
	Synthetic Investment Contracts (continued)		
35,296	FNMA ARM 4.428% 7/36 #555923	$	36,625
20,378	FNMA ARM 4.520% 8/35 #829603		21,241
24,061	FNMA ARM 4.555% 7/35 #832099		24,950
94,884	FNMA ARM 4.564% 4/33 #713937		97,632
51,723	FNMA ARM 4.58% 7/35 #995273		53,819
1,828	FNMA ARM 4.653% 3/35 #816322		1,893
2,607	FNMA ARM 4.765% 1/34 #995274		2,711
195,837	FNMA ARM 4.785% 2/36 #995271		205,639
22,975	FNMA ARM 4.893% 10/35 #847787		23,870
11,293	FNMA ARM 4.898% 5/35 #995272		11,736
4,233	FNMA ARM 5.344% 7/35 #834917		4,363
12,845	FNMA ARM 5.349% 12/34 #843013		13,219
66,503	FNMA ARM 5.541% 11/36 #745972		69,392
13,544	FNMA ARM 3.752% 10/33 #755148		13,939
14,288	FNMA ARM 3.753% 10/33 #746320		14,901
957	FNMA ARM 3.984% 5/33 #703915		991
3,821	FNMA ARM 4.293% 3/35 #815586		3,971
2,390	FNMA ARM 4.318% 3/33 #694530		2,480
13,168	FNMA ARM 4.344% 10/33 #AD0011		13,596
5,068	FNMA ARM 4.358% 10/33 #754672		5,228
10,576	FNMA ARM 4.455% 3/35 #773281		10,959
23,032	FNMA ARM 4.499% 3/35 #783587		23,714
110,720	FNMA ARM 4.512% 12/36 #995606		115,110
27,517	FNMA ARM 4.513% 12/34 #802695		28,340
103,428	FNMA ARM 4.53% 10/35 #995414		107,450
130,220	FNMA ARM 4.545% 12/36 #995607		135,274
580,776	FNMA ARM 4.55% 10/35 #995415		603,160
148,445	FNMA ARM 4.647% 4/35 #995605		152,909
616,667	FNMA ARM 4.715% 11/35 #995604		645,860
9,076	FNMA ARM 4.801% 2/33 #695019		9,344
7,102	FNMA ARM 5.05% 7/34 #801635		7,347
42,918	FNMA ARM 5.075% 7/34 #995609		44,728
216,157	FNR 03-123 AB 4 10/16		222,856
229,664	FNR 03-83 TH 4.5% 11/16		237,788
47,956	FNR 2002-56 MC 5.5% 9/17		51,536
198,336	FNR 2004-3 BA 4% 7/17		205,074
820,079	FNR 2008-29 CA 4.5% 9/35		845,637
799,944	FNR 2008-95 AD 4.5% 12/23		837,850
100,000	FORDO 09-D A3 2.17% 10/15/13		101,086
205,000	FORDO 2006-B B 5.43% 2/12		213,966
100,000	FORDO 2009-B A2 2.46 11/11TALF		100,736

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value
200,000	FORDO 2009-B A3 2.79 8/13TALF	204,062
300,000	FORDO 2009-E A3 1.51% 1/14	298,518
281,000	FRANCE TELE MTN 4.375% 7/14 DT	299,576
37,000	FRNK 06-1 B1 5.14% 7/14	37,396
132,000	FRNK 07-1 B 5.13 2/15	131,845
125,718	GCCFC 03-C1 A2 3.285% 7/35	126,508
159,090	GCCFC 04-GG1 A4 4.755 6/36	160,399
10,537,630	GCCFC 07-GG11 XP .48% 12/49	122,954
73,999	GCCFC 07-GG9 A1 5.233% 03/39	75,744
51,147	GCCFC 2006-GG7 A1 5.7435% 7/38	52,133
	Synthetic Investment Contracts (continued)	
609,000	GE CAP 5.2% 2/01/11	$ 648,504
1,450,000	GE CAP CORP 3.5% 8/12	1,499,373
820,000	GE CAP FDIC 1.8% 3/11/11	833,719
1,021,000	GE CAP FDIC 3% 12/09/11	1,054,341
720,000	GE CAP FDIC GMTN 2% 9/28/12	724,652
644,000	GE CAP FDIC MTN 2.625 12/28/12	655,999
320,000	GECAP MTN 5.9% 5/13/14	348,460
5,709,217	GECMC 07-C1 XP CSTR 12/49	41,636
356,000	GEMNT 07-1 B 4.95% 3/13	354,672
1,268,000	GEMNT 2007-3 A2 5.4% 6/13	1,296,164
378,000	GEMNT 2007-3 B 5.49% 6/13	385,091
575,000	GEMNT 2009-3 A 2.54% 9/14	576,109
102,000	GLAXOSMTH KLINE 4.85% 5/15/13	110,124
53,354	GMACC 04-C2 A2 CSTR 8/38	54,530
644,571	GMACC 05-C1 X2 CSTR 5/43	8,583
309	GNR 02-35 C CSTR 10/23	311
200,000	GOLDMAN SA FDIC 2.15% 3/12	204,508
9,765	GPMH 01-1 IA 1ML+34 4/32	9,607
200,000	HAROT 2009-3 A3 2.31% 5/13	202,795
5,065	HART 06-1 B 5.29 11/12	5,087
6,665	HART 06-1 C 5.34 11/12	6,690
45,049	HART 2006-B C 5.25% 5/13	45,862
130,000	HART 2009-A A3 2.03% 8/13	130,970
47,613	HAT 07-1 A3 5.3% 11/11/11	48,312
226,076	HAT 07-1 A4 5.33% 11/18/13	235,745
213,000	HAT 2006-2 A4 5.67% 6/13	220,281
270,000	HCARD 07-1 B 5.53% 6/12	271,853
175,000	HSBC USA FDIC 3.125% 12/16/11	181,327
136,000	JACKSON NATL 5.375% 5/8/13 144	137,430
655,000	JP MORGAN CS GLB6.75 2/1/11 DT	709,349
560,000	JPMC CO MTN 4.65% 6/14	592,096
223,679	JPMCC 04-CB9 A2 CSTR 6/41	227,619
5,789,340	JPMCC 05-LDP4 X2 CSTR 10/42	29,785
43,044	JPMCC 07-LDP10 A-1 5.122% 1/49	44,170
26,586	JPMCC 2001-C1 A2 5.464 10/35	26,913
91,132	JPMCC 2006-LDP9 A1 CSTR 5/47	93,665
83,000	JPMORGAN CHAS 4.891/VAR 9/15	84,525
399,000	JPMORGAN CHASE 4.75% 5/1/13	424,312
263,000	JPMORGAN FDIC 3.125 12/1/11 DT	272,885
185,851	JPMRT 2006-A A4 5.14% 12/14	191,864

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
92,000	KEYSPAN CORP 7.625% 11/15/10		97,910
500,000	KFW GLB 3.5 5/16/13		523,374
480,000	KFW GLB 4.75 5/15/12		517,218
316,000	KRAFT FOODS INC 5.625% 8/11/10		331,938
21,185	LBUBS 00-C3 A2 7.95 5/25		21,306
71,477	LBUBS 00-C5 A2 6.51 12/26		73,558
7,101,177	LBUBS 04-C1 XCP 1.0542 1/17/2034		62,042
21,733	LBUBS 04-C6 A2 4.187% 8/29		21,784
5,507,527	LBUBS 05-C5 XCP CSTR 9/40		60,881
6,306,095	LBUBS 05-C7 XCP CSTR 11/40		36,135
38,252	LBUBS 07-C1 A1 CSTR 2/15/40		39,219
	Synthetic Investment Contracts (continued)		
30,176	LBUBS 07-C2 A1 5.226 2/40	$	30,839
473,443	LBUBS 2000-C5 E 7.29% 12/32		474,984
113,636	LBUBS 2001-C3 B 6.512 6/36		116,429
31,666	LBUBS 2006-C3 A1 5.478 3/39		32,241
69,863	LBUBS 2006-C6 A1 5.23 9/39		71,151
26,540	LBUBS 2006-C7 A1 5.279 11/38		27,255
79,911	LLL 1997-LLI D 7.15 10/34		84,004
519,000	MANUFTRS & TRD 3.85/VAR 4/1/13		479,474
200,000	MASSMUTUAL GL 3.625% 7/12 144A		208,846
180,000	MBART 2009-1 A3 1% 1/15/14		180,117
108,000	MERRILL LYN CO 6.15% 4/25/13		116,795
424,000	MET LIFE GBL 2.875 9/17/12 144		430,849
301,000	MET LIFE GBL 3ML+75 6/25/10144		301,435
694,000	MET LIFE GLBL 5.75 7/25/11 144		746,697
196,000	MET LIFE MTN 5.125 6/14 144A		208,012
288,000	MIDAMERICAN ENRG 5.65% 7/15/12		318,411
37,207	MLCFC 07-6 A1 5.175% 3/12/51		38,143
66,379	MLCFC 07-8 A1 4.622% 8/49		67,831
174,157	MLMT 04-MKB1 A2 4.353% 2/42		176,492
748,590	MLMT 05-MCP1 XP CSTR 6/43		14,919
355,197	MLMT 05-MKB2 XP CSTR 9/42		2,651
62,000	MONUMENTAL GLBL 5.5% 4/13 144A		64,446
470,000	MORGAN STAN FDIC 3.25% 12/1/11		488,816
240,000	MORGAN STANLEY 6% 5/13/14		259,968
50,304	MSC 04-HQ3 A2 4.05 1/41		50,775
919,092	MSC 05-HQ5 X2 CSTR 1/42		5,743
424,565	MSC 06-T21 A1 4.925 10/52		431,022
69,683	MSC 07-IQ13 A1 5.05% 3/44		71,626
4,454,298	MSC 2006-HQ10 X2 CSTR 11/41		65,981
156,366	MSC 2006-HQ9 A1 5.49% 7/44		161,331
46,623	MSC 2006-T23 A1 5.682% 8/41		47,767
68,889	MSC 2007-HQ11 A1 5.246% 2/44		70,836
12,693	MSDWC 01-PPM A3 6.54% 2/31		13,183
100,000	MSTDW GLBL 6.75% 4/15/11		107,373
45,600	MVCOT 06-2A A 5.417% 10/28		39,666
140,000	NALT 2009-A A2 2.01% 4/11		140,967
200,000	NALT 2009-B A3 1 1/15		201,365
620,000	NATLAUST BK 2.35 11/16/12 144A		617,819
98,086	NCSLT 05-2 AIO 7.73 3/12		1,785

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
346,889	NCSLT 06-1 A-IO 5.5 4/11		18,530
468,000	NCSLT 06-4 AIO 6.35% 02/12		56,324
1,457,000	NCSLT 2006-2 AIO 6% 8/11		107,090
683,000	NCSLT 2006-3 AIO 7.1% 1/12		86,059
555,000	NCSLT 2007-1 AIO 7.27% 4/12		82,646
404,000	NCSLT 2007-2 AIO 6.7% 7/12		61,182
168,920	NEF 05-1 A5 4.74 10/45		156,556
587,000	NORD 07-1A A 4.92 5/13 144A		593,310
54,000	NORTHERN TR CO 4.625% 5/1/14		57,960
55,000	NORTHERN TRUST CO 5.5% 8/15/13		61,307
230,000	NY LIFE 2.25% 12/14/12 144A		229,761
289,000	NYLIFE GLB4.65% 5/9/13 144A		305,498
	Synthetic Investment Contracts (continued)		
36,000	ORIX CORP 5.48% 11/22/11	$	36,347
170,000	PACIFIC GAS & ELEC 6.25% 12/13		190,137
196,000	PECO ENERGY MTN 5.6% 10/15/13		215,323
391,000	PFIZER 4.45% 3/15/12		418,664
320,000	PNC FUNDG MTN 5.4% 6/10/14		343,239
510,000	PNC FUNDING CORP 4.5 3/10/10		520,422
220,000	PRICOA GLB 1 MTN5.45 6/14 144A		234,095
408,000	PROCTOR&GAMBLE INTL 1.35% 8/11		411,979
1,460,000	RABOBANK NEDER 2.65% 8/12 144A		1,491,169
409,000	RIO TINTO FIN 5.875% 7/15/13		452,406
570,000	ROYAL BK SCT 1.5% 3/30/12 144A		565,214
748,000	ROYALBK Y$CD 2.25% 3/15/13		755,107
200,000	SANTANDER 5.805/VAR 6/20/16		186,355
68,000	SBC COMM GLBL 5.3 11/15/10		71,149
84,000	SBC COMM GLBL 5.875% 2/01/12		92,894
54,000	SBC COMM GLBL 6.25 3/15/11		58,178
138,326	SBM7 00-C3 A2 6.592 12/33		141,513
299,000	SCOTLAND INTL 7.7% 8/15/10144A		312,164
575,000	SHELL INTL FIN 1.3% 9/22/11		578,540
146,000	SIMON PROPERTY 5.3% 5/30/13		151,310
79,000	SOUTHERN CO 4.15% 5/14		81,659
40,000	STATE ST CORP 4.3% 5/30/14 DT		41,540
804,000	SVENSKA MTN 2.875 9/14/12 144A		815,830
10,543	TAROT 2006-B A3 5.41% 8/11		10,600
167,000	TAROT 2006-B A4 5.52% 11/12		171,964
348,000	TAROT 2006-C A4 5.31% 5/13		361,171
239,000	TELEFONOS MEXICO 4.75% 1/27/10		244,454
292,000	TRANSCAPIT 5.67% 3/5/14 144A		299,534
311,000	UNCREDIT LUX 5.584/VAR 1/13/17		304,136
472,000	UNITED HLTH 5.125% 11/15/10		491,422
340,000	US BANCORP MTN 4.2% 5/15/14		354,759
350,000	US CNTRL FED CU 1.9% 10/19/12		351,056
320,000	USAOT 2009-2 A3 1.54% 10/12		318,703
3,941,000	USTN .75% 11/30/11		3,917,891
4,850,000	USTN 1% 12/31/11		4,836,440
18,000	USTN 1.125% 1/15/12		18,077
66,000	USTN 1.125% 12/15/11		66,058
7,188,000	USTN 1.75% 3/31/14		7,049,601

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value
2,069,000	USTN 1.875% 2/28/14	2,048,076
7,502,000	USTN 1.875% 4/30/14	7,371,948
12,659,000	USTN 1.875% 6/15/12	12,808,549
4,387,000	USTN 2% 11/30/13	4,371,410
1,083,300	USTN 2.5% 3/31/13	1,114,885
2,922,000	USTN 2.625% 12/31/14	2,913,766
1,048,000	USTN 2.75% 10/31/13	1,078,288
9,934,000	USTN 2.75% 2/28/13	10,327,942
5,614,100	USTN 3.125% 9/30/13	5,879,541
214,000	VERIZON COM INC 5.25% 4/15/13	233,057
140,000	VERIZON GLBL 7.25% 12/1/10	148,794
170,000	VERIZON NE GLB 6.5% 9/15/11 DT	184,449
215,000	VERIZON WIRELESS 5.25% 2/1/12	232,738
	Synthetic Investment Contracts (continued)	
671,000	VERIZON WRLSS 3.75% 5/20/11	$ 694,778
91,000	VODAFONE GRP PLC 5.5% 6/15/11	96,196
458,000	VWALT 2009-A A3 3.41% 4/12	470,148
272,000	WACHOVIA CORP 3ML+13 10/15/11	269,198
284,000	WALMART STORES MTN 3.2% 5/14	290,373
83,423	WALOT 06-1 A-4 5.08% 4/12	84,964
272,000	WALOT 06-1 C 5.22% 11/12	278,396
118,000	WALOT 06-1B 5.15% 7/12	121,946
211,000	WALOT 06-2 B 5.29% 6/12	217,382
99,000	WALOT 06-2 C 5.34% 10/12	101,555
279,000	WALOT 07-1 B 5.38% 7/20/12	289,720
194,000	WALOT 07-1 C 5.45% 10/22/12	199,045
181,000	WASHINGTON REIT 5.95% 6/15/11	184,507
57,258	WBCMT 03-C6 A2 4.498 8/35	58,077
94,497	WBCMT 04-C11 A3 4.719 1/41	94,320
81,339	WBCMT 05-C16 APB 4.692% 10/41	82,691
369,766	WBCMT 06-C29 A1 5.121% 11/48	378,833
60,123	WBCMT 07-C30 A1 5.031% 12/43	61,466
398,494	WBCMT 2004-C15 A2 4.039 10/41	399,186
5,724,608	WBCMT 2007-C30 XP CSTR 12/43	88,008
2,404,000	WELLS FAR FDIC 3% 12/09/11	2,486,220
500,000	WELLS FARGO 3.75% 10/1/14	503,215
785,000	WELLS FARGO 4.2% 1/15/10	800,887
123,000	WELLS FARGO 5.25% 10/23/12	132,531
570,000	WESTPAC BKG 2.25% 11/19/12	570,152
40,000	WMMNT 07-A5A A5 1ML+75 10/14	40,050
481,004	WMMNT 2007-A4A A4 5.2% 10/14	497,339
180,000	YALE UNIV MTN 2.9% 10/15/14	180,074
-	Synthetic "Wrapper"	335,104
	Total Synthetic Investment Contracts	**198,342,051**
	Mutual Funds	
	Fidelity Brokerage Link*	27,033,692
1,503,905	Dodge & Cox Stock Fund	144,585,465
	Total Mutual Funds	**171,619,157**
	U.S. Government and Agency Securities	

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
	United States Treasury Notes		
5,070,000	USTN 2.125% 11/30/14		4,959,465
1,140,000	USTN 2.75% 11/30/16		1,100,273
2,010,000	USTN 3.25% 12/31/16		1,993,219
9,340,000	USTN 3.375% 11/15/19		9,024,886
423,000	USTN TII 1.75% 1/15/28		422,683
133,000	USTN TII 2.375% 1/15/25		162,534
10,000	USTN TII 2.5% 1/15/29		10,439
	Total United States Treasury Notes		**17,673,499**
	United States Treasury Bonds		
960,000	USTB 4.375% 11/15/39		924,354
3,080,000	USTB 4.5% 8/15/39		3,062,571
	Total United States Treasury Bonds		**3,986,925**
	U.S. Government and Agency Securities (continued)		
	Federal Agency Obligations		
	Federal National Mortgage Association		
900,000	FNMA 4.50% 1/40 #TBA	$	898,453
1,900,000	FNMA 5.00% 1/40 #TBA		1,950,023
1,068,993	FNMA 5.00% 2/36 #745275		1,103,555
271,533	FNMA 5.00% 2/36 #888022		280,439
236,536	FNMA 5.00% 2/38 #257096		244,036
1,233,748	FNMA 5.00% 3/35 #889757		1,274,214
238,713	FNMA 5.00% 4/38 #974385		246,281
1,762,829	FNMA 5.00% 5/38 #981583		1,818,721
234,066	FNMA 5.00% 6/38 #934308		241,487
1,407,005	FNMA 5.00% 6/38 #985407		1,451,616
10,192	FNMA 5.00% 7/38 #975639		10,515
239,808	FNMA 5.00% 8/37 #888645		247,411
756,327	FNMA 5.00% 8/38 #929817		780,307
600,000	FNMA 5.50% #TBA		628,266
488,035	FNMA 5.50% 1/37 #256552		514,369
179,342	FNMA 5.50% 11/36 #745959		189,131
200,000	FNMA 6.00% 1/40 #TBA		211,844
91,398	FNMA 6.00% 5/35 #821192		97,985
79,920	FNMA 6.00% 9/37 #952504		85,355
34,109	FNMA 6.00% 10/35 #745000		36,541
76,414	FNMA 6.50% 1/37 #897910		82,458
100,000	FNMA 6.50% 1/40 #TBA		107,086
81,330	FNMA 6.50% 3/37 #910393		87,712
72,171	FNMA 6.50% 5/36 #895817		77,924
86,055	FNMA 6.50% 7/37 #939680		92,780
122,757	FNMA 6.50% 8/36 #745744		132,542
67,819	FNMA 6.50% 8/36 #892604		73,161
103,908	FNMA 6.50% 8/37 #948231		112,029
75,438	FNMA 6.50% 8/37 #948641		81,334
56,372	FNMA 6.50% 8/37 #948731		60,778
100,073	FNMA 6.50% 8/37 #959422		107,893
128,019	FNMA 6.50% 9/36 #897131		138,104
47,574	FNMA 6.50% 9/36 #900136		51,322

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value
70,977	FNMA 6.50% 9/37 #952515	76,524
57,947	FNMA 6.50% 9/37 #952838	62,475
850,000	FNMA 0% 10/9/19	461,547
300,000	FNMA 15YR 5.50% 1/25 #TBA	317,391
582,979	FNMA ARM 5.51% 2/37 #913990	613,222
	Total Federal National Mortgage Association	**15,046,831**
	Government National Mortgage Association	
1,100,000	GNII II 5.00% 1/40 #TBA	1,130,164
600,000	GNMA 5.00% 1/40 #TBA	617,203
309,296	GNMA 5.00% 6/34 #605461	321,894
650,186	GNMA 5.00% 6/34 #616475	676,668
	Total Government National Mortgage Association	**2,745,929**
	Total Federal Agency Obligations	**17,792,760**
	U.S. Government and Agency Securities (continued)	
	Federal Home Loan Bank	
820,000	FHLB 5.5% 7/15/36	$ 862,000
	Total Federal Home Loan Bank	**862,000**
	Federal Home Loan Mortgage Corporation	
100,000	FHLG 4.50% 1/40 #TBA	99,766
21,498	FHLG 5.50% 7/37 #G03092	22,725
152,294	FHLG 5.50% 11/35 #A39302	160,845
2,021,935	FHLG 5.50% 12/36 #G02427	2,132,615
791,517	FHLM ARM 5.65% 9/37 #1G3704	833,223
89,817	FHLM ARM 5.84% 2/37 #1N1447	94,547
245,088	FHLM ARM 5.95% 5/37 #1N1582	258,361
220,181	FHLM ARM 6.03% 5/37 #1N1463	232,414
599,749	FHLM ARM 6.12% 9/37 #1G2201	639,227
213,163	FHLM ARM 4.433% 7/35 #1B3925	220,665
	Total Federal Home Loan Mortgage Corporation	**4,694,388**
	Total U.S. Government and Agency Securities	**45,009,572**
	Bonds, Notes and Debentures	
	Foreign Governmental Obligations	
513,000	KAUPTHING BK 7.625% 2/28/15	126,968
247,000	MEXICO GVT GLB 6.75 9/27/34 EC	264,938
512,300	RUSSIAN FD STP CPN 3/31/30REGS	587,331
	Total Foreign Government Obligations	**979,237**
	Domestic Obligations	
170,000	AB INBEV MTN 5.375% 1/20 144A	175,348
240,000	ABBOTT LABS 5.125% 4/01/19	254,107
730,000	ACHMEA HYPT 3.2% 11/03/14 144A	732,350
55,000	AES CORP 7.75% 10/15/15	56,725
46,000	AES CORP 7.75% 3/01/14	47,878
300,000	AES CORP 8% 10/15/17	311,817
312,000	AES CORP 8% 6/1/20	319,540
100,000	AGFC CAP TR I 6%/VAR 1/67 144A	37,767
100,000	AIG 6.25% 87-37 HYBRD	56,840

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
146,000	AIG INTL MTN 8.25% 8/15/18		141,622
173,000	ALCOA INC 6% 7/15/13		187,030
100,000	ALTRIA GROUP INC 8.5% 11/13		116,767
36,000	AMERADA HES CO 7.875% 10/01/29		43,885
148,000	AMERADA HESS CO 7.3% 8/15/31		172,267
61,000	AMERICA MOVIL 5.625% 11/15/17		63,594
20,000	AMERICAN EXP MTN 5.125 8/25/14		21,433
21,000	AMERICAN EXP MTN 5.875% 5/13		22,739
33,000	AMERICAN INTL 5.85% 1/16/18		27,962
127,000	AMEX 6.8% 9/01/66		116,544
290,000	AMEX MTN 8.125% 5/20/19		346,351
149,000	APACHE CORP 6% 9/15/13		167,504
73,000	AT&T INC 5.5% 2/01/18		77,842
80,000	AT&T INC 5.8% 2/15/19		87,030
160,000	AT&T INC 6.55% 2/15/39		172,545
149,000	BAC 8% PERP SERIES K PFD		148,785
	Bonds, Notes and Debentures (continued)		
	Domestic Obligations (continued)		
6,000	BAC CAP XIV 5.63/VR PERP	$	4,239
203,000	BAKER HUGHES IN 7.5% 11/15/18		244,263
12,000	BANKAMER 8.125%/VAR PERP		11,705
160,000	BARCLAYS BANK MTN 5.2% 7/10/14		173,553
60,000	BARRICK GOLD 6.95% 4/01/19		68,599
73,000	BEAR 7.25% 2/01/18		85,998
9,000	BELLSOUTH 4.75 11/15/12		9,665
80,000	BOEING CAP MTN 4.7% 10/27/19		78,716
50,000	BOEING CO 4.875% 2/15/20		51,171
70,000	BOEING CO MTN 6% 3/15/19		77,198
15,000	BOYD GAMING 7.125% 2/01/16		13,733
42,000	BOYD GAMING CORP 6.75% 4/15/14		37,787
180,000	BP CAP MARKETS 5.25% 11/07/13		197,479
60,000	BP CAPITAL MARKETS 3.875% 3/15		62,362
270,000	C 6.5 08/13 SNR DT		294,037
215,000	CATERPILR FIN SERV 6.2 9/30/13		242,954
39,000	CHESAPEAKE ENER 6.25% 1/15/18		38,564
30,000	CHESAPEAKE ENERGY 7.25% 12/18		30,397
297,000	CITIGROUP 5% 9/15/14		290,688
70,000	CITIGROUP 6.375% 8/12/14		75,007
246,000	CITIGROUP 6.875% 3/05/38		250,962
100,000	CITIGROUP INC MTN 8.5% 5/22/19		102,735
290,000	CITIGROUP MTN 6.01% 1/15/15		296,893
20,000	CITIGROUP MTN 5.5% 10/15/14		23,279
11,000	CITIZCOM 7.125% 3/15/19		10,626
85,000	COMCAST CABLE 8.875% 5/01/17		103,097
303,000	COMCAST CORP 6.5% 1/15/15		348,549
12,000	COMCAST CORP 6.5% 1/15/17		13,644
27,000	COMCAST CORP GLB 5.875 2/15/18		29,262
50,000	COMMNWLTH BNK AUST 5 10/19 144		50,169
58,000	COMMUNITY HLTH 8.875 7/15/15		62,404
53,000	COMPLETE PRODTN 8% 12/15/16		52,261
110,000	COMWLTH BK AUS 3.75 10/14 144A		111,138

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
108,000	CONOCO 6.95% 4/15/29		124,007
170,000	CONOCOPHILLIPS 6.5% 2/01/39		193,277
250,000	CREDIT AG MTN VAR PERP 144A		269,536
80,000	CREDIT SUISSE 5.86/VAR PERP		70,199
189,274	CVS CAREMARK 6.943% 1/10/30		191,034
180,000	CVS/CAREMARK MTN 6.6% 3/15/19		200,470
121,000	DAIMBZNA 5.875% 3/15/11		128,608
50,000	DAVITA INC 6.625% 3/15/13		51,225
88,000	DEUTSCHE TK GLBL 5.75% 3/23/16		94,821
315,000	DIAGEO CPTL PLC 7.375% 1/15/14		375,108
221,000	DOMINION RES DE 5.7% 9/17/12		242,454
40,000	DOMINION RESOUR 8.875% 1/15/19		51,486
73,000	DUKE ENERGY 5.625% 11/30/12		80,048
80,000	DYNEGY HLDGS INC 7.75% 6/01/19		69,917
3,000	ECHOSTAR DBS 7.75% 5/31/15		3,143
45,000	ECHOSTAR DBS CORP 7% 10/01/13		47,550
15,000	EDISON MISSION 7% 5/15/17		11,984
	Bonds, Notes and Debentures (continued)		
	Domestic Obligations (continued)		
61,000	EDISON MISSION 7.2% 5/15/19	$	46,464
24,000	EDISON MISSION 7.625 5/27		16,314
30,000	EDISON MISSION 7.75% 6/15/16		25,603
267,000	EL PASO CORP 7% 6/15/17		265,639
54,000	EL PASO ENERGY MTN 7.8% 8/1/31		52,785
39,000	EL PASO ENGY MTN 7.75% 1/15/32		38,273
200,000	EL PASO NAT GAS 8.375% 6/15/32		238,260
110,000	ENERGY TRANSFER 9% 4/15/19		133,208
360,000	ENTERPRISE PROD 6.3% 9/15/17		394,226
147,000	EXELON CORP 5.625% 6/15/35		133,297
694,000	FARMER MAC 7-1 5.125 4/17 144A		730,359
6,000	FIRSTENERGY 6.45% 11/15/11		6,483
349,000	FIRSTENERGY GL 7.375 11/15/31C		381,571
88,000	FMC FINANCE III 6.875% 7/15/17		90,130
638,000	FORD MOTOR CONV 4.25 11/1		810,795
264,000	FORD MOTOR CRD LLC 12% 5/15/15		311,608
76,000	FREEPORT MCMOR 8.375% 4/01/17		84,811
315,000	GE CAP CORP 11/15/67		275,828
30,000	GE CAP CORP 6% 8/07/19		31,861
80,000	GECAP MTN 5.9% 5/13/14		87,115
470,000	GECAP MTN 6.875% 1/10/39		500,710
29,000	GENERALE DS GEO 7.75 5/17		29,070
41,000	GEOPHYSIQUE CIE 7.5% 5/15/15		40,983
179,000	GLITNIR 3ML+273.25 6/16 144A		18
121,000	GLITNIR BK MTN 6.33% 7/11 144A		25,410
728,000	GM 8.25% 7/15/23		192,920
9,000	GM GLBL 8.375 7/15/33 DT		2,430
424,000	GMAC LLC 6.625% 5/15/12 144A		419,109
50,000	GMAC LLC 7.5% 12/31/13 144A		48,760
37,000	GMAC LLC 8% 12/31/18 144A		32,938
109,000	GOLDMAN SACHS 4.5% 6/15/10		111,183
9,000	GOLDMAN SACHS 5.793/VR PERP		7,018

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
190,000	GOLDMAN SACHS GR 5.45% 11/1/12		209,716
42,000	GOLDMAN SACHS GROUP 6% 5/14 DT		45,539
120,000	HCA INC 5.75% 3/15/14		114,382
76,000	HCA INC 6.25% 2/15/13		75,704
4,000	HCA INC 6.5% 2/15/16		3,868
12,000	HCA INC 9.125% 11/15/14		12,800
94,000	HCA INC 9.25% 11/15/16		101,926
17,000	HCA INC 9.625% 11/15/16		18,612
160,000	HESS CORP 8.125% 2/15/19		197,864
150,000	ICICI BK LTD 6.375/VAR4/22 144		136,034
100,000	ILFC ECAP TR II 6.25 12/65 144		51,674
9,000	INN OF MOUNT 12% 11/15/10		3,724
9,000	INTELSAT JACKSON 9.5% 6/15/16		9,691
419,000	JP MORGAN CHASE 5.125% 9/15/14		448,269
140,000	JP MORGAN CHASE 6.125% 6/27/17		148,072
218,000	JPMORGAN CHASE 5.15% 10/01/15		228,556
100,000	KAUPTHING MTN 7.125% 5/19 144A		10
506,000	KERR-MCGEE CORP 7.875% 9/15/31		601,898
	Bonds, Notes and Debentures (continued)		
	Domestic Obligations (continued)		
140,000	KERR-MCGEE GLBL 6.95 7/1/24	$	156,483
100,000	KINDER MORGAN 6.75% 3/15/11		107,741
27,000	KINDER MORGAN EN 5.85 9/15/12		29,522
153,000	KINDER MORGAN EN 6.95% 1/15/38		167,965
146,000	KINDER MORGAN ENER 6% 2/1/17		156,937
158,000	KPN NV GLBL 8.375% 10/01/30		201,278
6,000	LAMAR MEDIA 6.625% 8/15/15		5,910
279,000	LANDSBANKI IS MTN 6.1% 8/25/11		12,555
161,000	LEH 5.857% PERP-12		48
79,000	LEHMAN BR MTN 5.25% 2/6/12		15,405
100,000	LEHMAN BROS 3ML+78 8/19/65		30
170,000	LEHMAN BROS HLD 6.75% 12/28/17		51
36,000	LEVEL 3 FIN 9.25% 11/1/14		34,575
349,000	METLIFE INC GLB 6.4 12/15/36		306,368
15,000	MGM MIRAGE INC 6.625% 7/15/15		12,158
20,000	MGM MIRAGE INC 7.625% 1/15/17		16,203
100,000	MORGAN STLY FRN 5.82% 10/18/16		92,783
221,000	MORGAN STLY MTN 5.625% 1/09/12		239,166
100,000	MUFG CAP FIN 6.346/VR PERP DT		93,765
9,000	NEWS AMER INC 6.65% 11/37		9,583
18,000	NEWS AMERICA INC 6.2% 12/15/34		18,140
510,000	NIBC BANK MTN 2.8 12/2/14 144A		497,422
120,000	NOBLE ENERGY IN 8.25% 3/01/19		146,866
170,000	NORDEA BK MTN 3.7% 11/14 144A		170,511
50,000	NRG ENERGY INC 7.25% 2/01/14		52,260
5,000	NRG ENERGY INC 7.375% 1/15/17		5,183
20,000	NRG ENERGY INC 7.375% 2/1/16		20,615
258,000	OCCIDENTAL PETE 7% 11/01/13		298,563
36,000	OPTI CDA INC 7.875% 12/14		29,922
49,000	OPTI CDA INC 8.25% 12/15/14		40,352
45,000	PACIFIC GAS&ELEC 5.8% 3/1/37		46,478

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
7,000	PEABODY ENERGY 6.875% 3/15/13		7,220
41,000	PEMEX PRO FDG 6.625% 6/15/35		39,159
152,000	PEPSICO INC 7.9% 11/01/18		188,544
62,000	PETROBRAS INTL 5.75% 1/20/20		63,676
70,000	PETROBRAS INTL 6.125% 10/06/16		76,087
106,000	PG&E 6.05% 3/01/34		112,805
45,000	PG&E 8.25% 10/15/18		55,731
32,000	QWEST COMM 7.5% 2/15/14		33,027
80,000	RABOBANK MTN 11%/VAR PERP 144A		97,565
90,000	RAILAMERICA 9.25% 7/01/17		100,085
143,000	REALOGY CORP 12.375% 4/15/15		114,918
100,000	REED ELSEVIER C 8.625% 1/15/19		125,654
130,000	RESONA PFD7.191/VR PERP 144AEC		110,252
50,000	REYNOLDS AMER GLB 7.25 6/1/12		55,268
67,000	REYNOLDS AMERN 6.75% 6/15/17		69,587
9,000	RH DONNELLEY 8.875% 10/15/17		833
203,000	RIO TINTO FIN 6.5% 7/15/18		229,076
210,000	RIO TINTO FIN 9% 5/01/19		272,684
27,000	RIVER ROCK 9.75% 11/01/11		25,886
	Bonds, Notes and Debentures (continued)		
	Domestic Obligations (continued)		
100,000	ROCHE HLDGS INC 6 3/19 144A DT	$	111,885
27,000	ROGERS CABLE 6.75 3/15/15		31,061
20,000	ROGERS COMMUNIC 6.8% 8/15/18		22,912
100,000	ROYAL BK SCOT 7.64/VR PERP		55,931
20,000	ROYAL BK SCOTLAND 5 10/1/14		17,925
160,000	ROYAL BK SCTLND 6.4% 10/21/19		161,478
50,000	ROYAL BK SCTLND GLB 5 11/12/13		45,340
200,000	SANTANDER 5.805/VAR 6/20/16		186,355
121,000	SBC COMM GLBL 5.1 9/15/14		131,972
18,000	SERVICE CO INT 7.625% 10/01/18		18,163
36,000	SERVICE CO INTL 7.5% 4/1/27		32,715
152,000	SHINSEI 6.418%/VAR PERP 144A		92,903
6,000	SLM CORP MEDIUM FRN 4/01/14		5,290
190,000	SLM CORP MTN 5 4/15/15		177,164
90,000	SLM CORP MTN 5% 10/01/13		67,242
36,000	SLM CORP MTN 5.05 11/14/14		32,709
326,000	SLM CORP MTN 5.375 5/15/14		302,932
29,000	SLM CORP MTN 5.625% 8/01/33 A		22,545
27,000	SOUTHRN NAT GAS 5.9% 4/1/17		28,126
9,000	SOUTHRN NAT GAS 8% 3/01/32		10,590
149,000	SPRINT CAP CORP 8.375% 3/15/12		157,889
27,000	STATION CASINOS 6% 4/01/12		4,084
36,000	STATION CASINOS INC 7.75% 8/16		5,625
44,000	STEEL DYN INC 6.75% 4/15		44,413
20,000	SUBURBAN PROP 6.875 12/15/13		20,061
18,000	SUN MEDIA CORP 7.625% 2/15/13		16,899
76,000	SUNTRUST VIII 6.1%/VAR 12/1/66		53,141
160,000	TEACHERS INS 6.85% 12/16/39144		165,855
12,000	TEEKAY SHIPPNG 8.875% 7/15/11		12,926
140,000	TELECOM ITALI 5.25% 10/01/15		148,214

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
106,000	TELECOM ITALI 6.999% 6/4/18		117,187
300,000	TELEFONICA EMISI 6.221% 7/3/17		339,891
49,000	TENET HEALTH 9.25% 2/01/15		53,829
21,000	TENN GAS PIPELI 7.625% 4/01/37		23,984
127,000	TNK-BP FIN MTN 7.5% 7/16 144A		134,488
234,000	TRAVELERS COS 6.25/VAR 3/15/67		217,478
133,000	TXU CORP 5.55% 11/15/14		95,267
14,000	TXU CORP 6.5% 11/15/24		6,692
168,000	TXU CORP 6.55% 11/15/34		79,294
26,966	TXU ENRGY PIK 12.00 11/17		18,867
431,000	TYCO INTL GRP 6% 11/15/13		475,415
130,000	UNITEDHEALTH GRP 6 2/15/18		137,230
141,000	VALE OVERSEAS 6.875% 11/21/36		141,959
118,000	VEDANTA RES 8.75% 1/15/14 144A		124,117
36,000	VENTAS REALTY GLBL 9% 5/01/12		38,160
6,000	VERIZON COM INC 5.5% 2/15/18		6,386
70,000	VERIZON COM INC 8.95% 3/1/39		96,802
88,000	VERIZON GLBL 7.375% 9/01/12		101,358
164,000	VERIZON NEW YOR 6.875% 4/01/12		181,253
230,000	VERIZON WIRELESS 8.5% 11/15/18		287,786
	Bonds, Notes and Debentures (continued)		
	Domestic Obligations (continued)		
443,000	WACHOVIA 5.25% 8/14 LT2	$	468,311
212,000	WASTE MANAGMENT 6.375 11/15/12		234,951
118,000	WB 5.8% 49-11 T1		92,285
12,000	WELLPOINT INC 7% 2/15/19		12,394
50,000	WELLPOINT INC GLB5.875 6/15/17		57,244
294,000	WELLS FARGO 9.75/3ML+583 PERP		322,144
100,000	WELLS FARGO CAP 5.95% 12/15/36		87,264
10,000	WESTLAKE CHEM 6.625% 1/15/16		9,868
100,000	WILLIAMS COS 7.75% 6/15/31		110,006
94,000	WILLIAMS COS 7.875% 9/01/21		110,098
12,000	WILLIAMS COS 8.75% 3/15/32		14,649
279,000	WILLIAMS COS GLB 7.5% 1/15/31		310,615
50,000	WINDSTREAM 8.625% 8/01/16		52,672
146,000	WYETH 5.95% 4/01/37		154,417
187,000	XTO ENERGY INC 6.5% 12/15/18		214,225
36,000	XTO ENERGY INC 7.5% 4/15/12		40,711
	Total Domestic Obligations		**29,544,328**
	Mortgage Related Securities		
23,068	ACE 05-SD2 A1 1ML+40 8/40		22,768
296,837	ACE 06-SL3 A1 1ML+10 6/36		32,906
349,650	AHM 05-4 1A1 1ML+29 3/35		192,036
300,000	BACM 05-5 A4 5.115 10/45		295,336
700,000	BACM 05-6 A4 5.182 9/47		690,480
20,000	BACM 2007-5 A3 5.62 2/51		19,505
289,144	BALTA 04-9 3A1 CSTR 9/34		220,958
238,146	BALTA 05-2 2A4 CSTR 4/35		155,135
178,087	BAYV 04-C A1 1ML+42 5/44		159,252
631,551	BSABS 05-AQ2 A3 1ML+36 9/35		508,836

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
290,569	BSABS 05-CL1 A1 1ML+50 9/34		226,703
215,704	BSABS 05-SD4 2A1 1ML+40 2/35		165,639
389,799	BSARM 04-10 12A3 CSTR 1/35		321,307
149,016	CMLTI 05-HE2 A 1ML+40 5/35		124,246
737,876	CWALT 05-36 2A1A 1ML+31 8/35		326,031
370,152	CWALT 05-36 3A1 CSTR 8/35		239,399
118,682	CWALT 05-61 1A1 1ML+26 12/35		65,702
219,248	CWALT 05-J12 2A1 1ML+27 8/35		110,283
58,221	CWALT 06-OA1 2A1 1ML+21 3/46		28,503
462,028	CWALT 06-OA6 1A1A 1ML+21 6/46		227,887
173,080	CWHEL 06-B 2A 1ML+17 5/36		64,710
574,808	CWHEL 07-GW A FSA 1ML+55 8/37		369,223
83,716	CWHL 04-23 A CSTR 11/34		48,897
258,202	CWHL 06-HYB3 2A1A CSTR 6/36		171,682
78,196	CWHL05R1 1AF1 1ML+36 3/35 144A		61,064
79,657	DELTA AIR 6.821% 8/22		77,703
137,738	DMSI 2004-4 7AR2 1ML+45 6/34		102,476
48,183	FHAMS 2006-FA8 1A8 0 2/37		23,827
300,000	GECMC 07-C1 A4 5.54% 12/49		244,731
549,650	GMACM 04VF1 A1 MBIA1ML+75 2/31		301,742
496,518	GMACM 05-AR6 2A1 CSTR 11/35		390,399
	Bonds, Notes and Debentures (continued)		
	Mortgage Related Securities (continued)		
355,822	GSMPS 05-RP1 1AF 1ML+35 1/35	$	276,953
145,148	GSMPS 2005-RP3 1AF 1ML+35 9/35		107,629
146,078	GSR 05-AR5 2A3 CSTR 10/35		119,394
170,000	HERTZ 2009-2A A2 5.29% 3/16		169,766
182,118	HVMLT 05-15 2A11 1ML+27 10/45		96,571
262,712	HVMLT 06-13 A 1ML+18 11/19/46		125,280
297,466	IMSA 05-2 A1 1ML+32 3/36		114,560
95,034	IMSA 2006-1 1A2B 1ML+20 5/36		25,783
316,978	INDA 07-AR7 1A1 CSTR 11/25/37		231,453
630,359	INDX 05-AR14 2A1A 1ML+30 7/35		359,505
95,361	INDX 06-AR6 2A1A 1ML+20 6/47		48,911
200,000	JPMCC 07-LDPX A3 5.412 5/49		169,613
300,000	JPMMT 04-A3 3A3 CSTR 7/34		226,041
563,837	LXS 06-14N 1A1B 1ML+21 9/46		225,852
201,620	MARM 05-1 7A1 CSTR 2/35		138,916
246,482	MARM 06-2 3A1 CSTR 1/36		199,650
425,986	MARP 05-2 1A1F 1ML+35 5/35		338,113
250,000	MERNA 07-1-B 3ML+175 6/30/12		247,775
167,499	MLCC 03-F A1 1ML+32 10/28		137,692
300,000	MLCFC 2007-6 A4 CSTR 3/51		245,416
177,982	MLMI 04-A3 4A3 CSTR 5/34		164,449
555,898	MLMI 07-SD1 A1 1ML+45 2/47		212,966
112,969	MLMI 2006-A1 1A1 CSTR 3/36		69,384
285,000	MLMT 06-C1 A4 CSTR 5/39		279,913
13,976	MSM 05-3AR 3A CSTR 7/35		9,938
75,554	NAA 04-R1 A1 6.5 3/34 144A		73,012
57,408	NAA 2004-R2 A1 CSTR 10/34 144A		53,718
158,000	NSLT 2008-4 A4 1ML+148 4/24		165,672

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment		Current Value
146,310	PRIME 05-2 2A1 CSTR 10/32		129,299
434,485	RALI 05-QA13 2A1 CSTR 12/35		183,629
256,840	RBSGC 2007-B 1A4 1ML+45 1/37		136,428
238,941	SACO 05-WM3 A3 1ML+35 9/35		59,939
357,733	SAMI 06-AR6 1A1 1ML+18 12/35		198,800
661,238	SASC 2007-TC1 A 1ML+30 4/31		447,261
180,130	SASC05-RF3 1A 1ML+35 6/35 144A		131,167
70,000	UAL PASS THRU ETC 9.75% 1/17		72,626
169,937	WAMU 04-AR8 A1 1ML+42 6/44		115,309
401,744	WAMU 05-AR15 A1A1 1ML+26 11/45		291,378
330,825	WAMU 05-AR15 A1A2 1ML+28 11/45		202,886
171,430	WAMU 05-AR17 A1A2 1ML+29 12/45		119,535
446,137	WAMU 05-AR7 A4 CSTR 8/35		378,002
67,313	WAMU 05-AR8 1A1A 1ML+27 7/45		47,235
202,638	WAMU 05-AR9 A1A 1ML+32 7/45		129,164
500,000	WAMU 06-AR14 1A3 CSTR 11/36		336,740
293,191	WAMU 07-HY4 4A1 CSTR 9/25/36		217,572
	Total Mortgage Related Securities		**13,820,261**
	Municipal Bonds		
100,000	CA ST 7.3% 10/01/39		95,727
	Total Municipal Bonds		95,727
	Bonds, Notes and Debentures (continued)		
	Other Agency Obligations		
90,000	TVA 5.25% 9/15/39	$	89,907
203,000	TVA 5.98% 4/1/36		218,848
	Total Other Agency Obligations		308,755
	Total Bonds, Notes and Debentures		**44,748,308**
	Cash, Cash Equivalents, Temporary and Other Investments		
40,347,446	Fidelity Short Term Investment Fund MM*		40,356,118
28,389,157	State Street Bank Government Short Term Investment Fund*		28,392,135
	CURRENCY CONTRACT - EUR		(31,726)
	CURRENCY CONTRACT - USD		83,009
	Total Cash, Cash Equivalents, Temporary and Other Investments		**68,799,536**
	Loans to participants (interest rates from 4.25% to 10.50%, maturing through 2028)*		**56,932,987**
	Total Investments	**$**	**1,236,673,436**

*Indicates party-in-interest to the TWCI Master Trust

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TWC SAVINGS PLAN

By: /s/ Tomas Mathews
Name: Tomas Mathews
Member of the Administrative Committee

Date: June 24, 2010

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-160990) of Time Warner Cable Inc. pertaining to the TWC Savings Plan (the "Plan") of our report dated June 24, 2010, with respect to the financial statements and schedules of the Plan included in this Plan's Annual Report (Form 11-K), for the year ended December 31, 2009.

Ernst & Young LLP

New York, New York
June 24, 2010